NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

1[INVESTMENT PRESERVATION - ADVISORY

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER]

RIDER DATA PAGE

RIDER EFFECTIVE DATE:	[XX/XX/XXXX]

[2][INITIAL] RIDER HOLDING PERIOD:	[3][Seven (7) Policy Years]

RIDER HOLDING PERIOD END DATE:	The [4][7th] Anniversary of: a) the Rider Effective Date or b) the Rider Reset Effective Date, whichever is later.

PREMIUM PAYMENTS: You may only make Premium Payments to the Policy: a) in the first Policy Year, b) after the Rider Holding Period End Date, and c) if this Rider terminates while the Policy remains in effect.

GUARANTEED AMOUNT:

The Guaranteed Amount is determined as follows:

6[ 7[(a) At issue:] The Guaranteed Amount is equal to 5[90% of] the sum of all Premium Payments made in the first Policy Year, less all Guaranteed Amount Proportional Reductions made during the Rider Holding Period.

7[(b) At Rider Reset: The Guaranteed Amount is equal to 5[90% of] the Policy’s Accumulation Value on the Rider Reset Effective Date, less any Guaranteed Amount Proportional Reductions taken after the Rider Reset Effective Date during the Rider Holding Period. You will have the option to reset the Guaranteed Amount only if 5[90% of] the Policy’s Accumulation Value on the Rider Reset Effective Date equals an amount greater than the current Guaranteed Amount (the “Rider Reset Threshold Amount”).

We may suspend or discontinue the Rider Reset option at any time. For more information, see Provision 3 of this Rider.]

Guaranteed Amount Proportional Reduction:

When you make a Partial Withdrawal from the Policy 8[including any Required Minimum Distribution] during the Rider Holding Period, we will reduce the Guaranteed Amount under this rider proportionally. A Guaranteed Amount Proportional Reduction is equal to the amount withdrawn from the Policy (excluding any Termination and Withdrawal Charges and amounts withdrawn to pay Advisory Fees), divided by the Policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the Guaranteed Amount immediately preceding the withdrawal. The amount withdrawn will be deducted pro-rata from each Rider Allocation Alternative based on your current allocations.

9[RIDER RESET CONDITIONS*:

1.

Latest Rider Reset Date: [10][Seven (7) Policy Years] prior to the Annuity Commencement Date [11][or Age[11]eighty (80)], whichever occurs first. Both the Owner (oldest owner, if Policy is jointly owned) and Annuitant (oldest Annuitant, if there are joint Annuitants) must be Age [11][eighty (80)] or younger on the Rider Reset Effective Date.]

2.	Rider Reset Threshold Amount: The amount that the Policy’s Accumulation Value must attain on the Rider Reset Effective Date, as discussed in subsection (b) above, to exercise the Rider Reset option.

* See Provision 3 of this Rider for additional Rider Reset conditions.]

NC21V-R02D	SPECIMEN

12[DEATH BENEFIT:

13[If the Owner dies on or before the Rider Holding Period End Date and the Owner’s Spouse does not continue the Policy pursuant to the Policy’s death benefit provisions, the death benefit will be equal to the greatest of 1, 2, and 3(a).

If the Owner dies after the Rider Holding Period End Date and the Owner’s Spouse does not continue the Policy pursuant to the Policy’s death benefit provisions, the death benefit will be equal to the greatest of 1, 2 and 3(b).

(1)	The amount of the death benefit payable under the Policy;

(2)	Any death benefit available under any other rider attached to the Policy; or

(3)	The Rider Death Benefit, which is:

(a)	The Guaranteed Amount; or

(b)

The Guaranteed Amount on the Rider Holding Period End Date, increased by any Premium Payments received after the Rider Holding Period End Date and reduced proportionally for Partial Withdrawals [8][including any Required Minimum Distribution] taken after the Rider Holding Period End Date.

For the Rider Death Benefit in (b) above, the proportional reduction for Partial Withdrawals is equal to the amount withdrawn (excluding any amount withdrawn to pay Advisory Fees), divided by the Policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the Rider Death Benefit immediately preceding the withdrawal.] ]

RIDER CHARGES:

RIDER CHARGE AT ISSUE:

14[0.90% annually] of the Guaranteed Amount, which is guaranteed for the duration of the Rider Holding Period, as stated in this Rider. A Rider Reset may result in an increase to the Rider Charge, but will never exceed the Maximum Rider Charge.]

MAXIMUM RIDER CHARGE:	15[2.00% annually] of the Guaranteed Amount

TERMINATION AND WITHDRAWAL CHARGE AT ISSUE: 16[2.00% of that portion of the Guaranteed

Amount or, if applicable, the Guaranteed Amount Proportional Reduction, that exceeds the Termination and Withdrawal Charge Free Amount, as of the date of a Termination and Withdrawal Charge Qualifying Event that occurs on or before the Termination and Withdrawal Charge End Date, while this Rider is in force. A Rider Reset may result in a change to the Termination and Withdrawal Charge, but will never exceed the Maximum Termination and Withdrawal Charge.]

TERMINATION AND WITHDRAWAL CHARGE END DATE: The 17[3rd] Policy Anniversary

MAXIMUM TERMINATION AND WITHDRAWAL CHARGE: 18[2.00% of that portion of the Guaranteed Amount, or, if applicable, the Guaranteed Amount Proportional Reduction, that exceeds the Termination and Withdrawal Charge Free Amount]

TERMINATION AND WITHDRAWAL CHARGE FREE AMOUNT:

The Termination and Withdrawal Charge Free Amount is the greater of (A,B) minus any prior Guaranteed Amount Proportional Reductions made during the current Policy Year that were free of Termination and Withdrawal Charges, where:

NC21V-R02D	SPECIMEN

A = 19[20%] of the Guaranteed Amount as of the last Policy Anniversary (or the sum of all Premium Payments if assessed in the first Policy Year), and

B = for certain Qualified Policies, the Required Minimum Distribution applicable to the Policy as of the last Policy Anniversary.

The Termination and Withdrawal Charge will apply to that portion of the Guaranteed Amount, or, if applicable, the Guaranteed Amount Proportional Reduction, that exceeds the Termination and Withdrawal Charge Free Amount described above.

RIDER ALLOCATION ALTERNATIVES

ALLOCATION/TRANSFER RESTRICTIONS – During the Rider Holding Period, allocations to, and transfers among, the Investment Divisions are restricted as described below. You may only allocate your Premium Payment(s) to, and make transfers among, the available Rider Allocation Alternatives, subject to restrictions stated in this Rider.

These allocation and transfer restrictions will terminate after the Rider Holding Period End Date or if this Rider terminates, while the Policy remains in effect.

RIDER ALLOCATION ALTERNATIVES:

The Rider Allocation Alternatives are subject to change, as described in Provisions 7 and 9 of this Rider.

20 [ (1) DOLLAR COST AVERAGING (DCA) ADVANTAGE ACCOUNT AVAILABLE:

21[6-Month] DCA Advantage Account]

20[ (2) ] INVESTMENT DIVISIONS:

You may allocate Premium Payments to and make transfers among the Investment Divisions subject to the Investment Division restrictions of options 1, 2, and 3 below. You may withdraw your participation in any option at any time by submitting a complete set of new allocation instructions that conform to the available Rider Allocation Alternatives. While participating in any option, we will automatically rebalance your current allocations 22[each Policy quarter] to conform to your current allocation instructions.

INVESTMENT DIVISION RESTRICTIONS

23[If you elect to create a portfolio based on the Investment Division(s) you select, you must allocate all Premium Payment(s) and Variable Accumulation Value to either Option 1, Option 2, or Option 3 shown below:

Option 1: You must allocate 100% of your Premium Payment(s) and Variable Accumulation Value to one of the available Investment Divisions.

Option 2: Category A, Category B, and Category C: You must allocate 100% of your Premium Payment(s) and Variable Accumulation Value among the Investment Divisions in Asset Allocation Categories A, B, and C, and any associated Subcategories, subject to the restrictions in i, ii, and iii below.

i)	Category A: No less than [24][30]%.
Subcategory I: No less than [24][10]%
Subcategory II: No more than [24][90]%.

ii)	Category B: No more than [24][70]%.

iii)	Category C: No more than [24][25]%.
Subcategory I: No more than [24][15]%
Subcategory II: No more than [24][15]%
Subcategory III: No more than [24][10]%.

Option 3: Category D: You must allocate 100% of your Premium Payment(s) and Variable Accumulation Value among one or more of the available Investment Divisions.]

NC21V-R02D	SPECIMEN

1[INVESTMENT PRESERVATION RIDER – ADVISORY]

This Rider is attached to and made a part of the Policy. Capitalized terms used but not defined in this Rider have the meaning set forth in the Policy. In the case of a conflict between any provisions contained in the Policy and this Rider, the provisions of this Rider will control. Should this Rider terminate, while the Policy is in effect, the provisions of this Rider, including any restrictions, will no longer apply and any provisions amended or replaced in the Policy by the terms of this Rider will revert to the provisions of the Policy.

This Rider provides a guaranteed minimum accumulation benefit. The purpose of this benefit is to provide the Owner with a guaranteed minimum Policy Accumulation Value on the Rider Holding Period End Date.

This Rider may also provide a guaranteed minimum death benefit. When available, the death benefit is described on the Rider Data Page.

Both the guaranteed minimum accumulation benefit and, if available, the guaranteed minimum death benefit will terminate upon assignment or a change in ownership of the Policy unless a new assignee or Owner meets the qualifications specified in Provision 13 of this Rider.

PREMIUM PAYMENT RESTRICTIONS: You may only make Premium Payments to the Policy: a) in the first Policy Year, b) after the Rider Holding Period End Date or c) if this Rider terminates while the Policy remains in effect.

ALLOCATION/TRANSFER RESTRICTIONS: During the Rider Holding Period, allocations to, and transfers among, the Investment Divisions are restricted as described in this Rider.

ADVISORY FEES: Payment of Advisory Fees does not reduce the guaranteed minimum accumulation benefit and, if available, the guaranteed minimum death benefit under this Rider.

By electing this Rider, you agree that any Premium Payment allocation and/or transfer instructions must conform to the Rider provisions. Please read all provisions of this Rider carefully.

DEFINITIONS

ASSET ALLOCATION CATEGORY(IES): Investment Divisions of the Separate Account that NYLIAC has categorized into groups based on investment risk.

GUARANTEED AMOUNT: The guaranteed dollar amount, as described on the Rider Data Page, applicable on the Rider Holding Period End Date.

GUARANTEED AMOUNT PROPORTIONAL REDUCTION: The proportional amount deducted from the Guaranteed Amount when you make a withdrawal from the Policy (excluding any Termination & Withdrawal Charges and amounts withdrawn to pay Advisory Fees) during the Rider Holding Period, as described on the Rider Data Page.

QUALIFIED POLICY: A policy that is issued in connection with a Qualified Plan.

REQUIRED MINIMUM DISTRIBUTION: The minimum amount that the Internal Revenue Service requires the owners of certain Qualified Policies to withdraw each year.

RIDER ALLOCATION ALTERNATIVES: The investment options available with this Rider as described on the Rider Data Page.

RIDER CHARGE: A charge for the benefit provided by this Rider. It is determined based on the Guaranteed Amount and deducted from the Policy’s Accumulation Value each Policy quarter until the Rider Holding Period End Date. This charge may change upon a Rider Reset.

RIDER EFFECTIVE DATE: The date on which this Rider is effective and the date from which the Rider Holding Period End Date is measured. This date is shown on the Rider Data Page. After a Rider Reset, this date is the same as the Rider Reset Effective Date.

NC21V-R02	Page 1 of 6

RIDER HOLDING PERIOD: The number of Policy Years between the Rider Effective Date or the Rider Reset Effective Date, as applicable, and the Rider Holding Period End Date. The Initial Rider Holding Period is shown on the Rider Data Page.

RIDER HOLDING PERIOD END DATE: The Policy Anniversary on which the Rider Holding Period ends, as measured from the Rider Effective Date or the Rider Reset Effective Date, as applicable.

RIDER RESET: The option to reset the Guaranteed Amount and the Rider Holding Period, as described in Provision 3 of this Rider.

RIDER RESET EFFECTIVE DATE: The Policy Anniversary immediately following the date we receive your Rider Reset request. Upon a Rider Reset, the Rider Reset Effective Date becomes the new Rider Effective Date.

TERMINATION AND WITHDRAWAL CHARGE: The charge, as displayed on the Rider Data Page, deducted from the Policy’s Accumulation Value as a result of a Termination and Withdrawal Charge Qualifying Event that occurs on or prior to the Termination and Withdrawal Charge End Date. When the Policy is surrendered or the Rider is cancelled, this charge is determined as a percentage of the Guaranteed Amount that exceeds the Termination and Withdrawal Charge Free Amount described on the Rider Data Page. For Partial Withdrawals, this charge is determined as a percentage of that portion of the Guaranteed Amount Proportional Reduction that exceeds the Termination and Withdrawal Charge Free Amount. This percentage may change upon a Rider Reset.

TERMINATION AND WITHDRAWAL CHARGE END DATE: The Policy Anniversary after which a Termination and Withdrawal Charge may no longer be deducted from the Policy’s Accumulation Value as a result of a Termination and Withdrawal Charge Qualifying Event.

TERMINATION AND WITHDRAWAL CHARGE FREE AMOUNT: An amount, as described on the Rider Data Page, that is not subject to Termination and Withdrawal Charges each Policy Year.

TERMINATION AND WITHDRAWAL CHARGE QUALIFYING EVENT: Any action that may trigger assessment of a Termination and Withdrawal Charge, including (a) surrender of the Policy; (b) Partial Withdrawals; and (c) cancellation of the Rider after the expiration of the 30-day review period described in Provision 11, subject to certain conditions described in this Rider.

RIDER PROVISIONS

1. Rider Benefit

This Rider guarantees that on the Rider Holding Period End Date, the Policy’s Accumulation Value will equal the greater of the Policy’s Accumulation Value on such date or the Guaranteed Amount. The Guaranteed Amount is described on the Rider Data Page.

On the Rider Holding Period End Date, if the Policy’s Accumulation Value is less than the Guaranteed Amount, we will adjust the Policy’s Accumulation Value to equal the Guaranteed Amount. We will make this adjustment by crediting to the Policy’s Accumulation Value an additional amount equal to the difference between the Guaranteed Amount and the Policy’s Accumulation Value on the Rider Holding Period End Date. We will credit this difference pro-rata to each Rider Allocation Alternative based on your current allocations. The manner in which the Policy’s Accumulation Value is calculated, either before or after the Rider Holding Period End Date, is not affected by this adjustment.

If the Policy’s Accumulation Value exceeds the Guaranteed Amount on the Rider Holding Period End Date, we will not adjust the Policy’s Accumulation Value.

2. Guaranteed Amount

The method for determining the Guaranteed Amount is shown on the Rider Data Page.

At least once each Policy Year, we will provide a report to the Owner stating the Guaranteed Amount for the current reporting period.

3. Rider Reset

If we make the Rider Reset option available, you have the option to reset the Guaranteed Amount on any Policy Anniversary preceding the expiration of the Rider Holding Period, subject to the Rider Reset conditions shown on

NC21V-R02	Page 2 of 6

the Rider Data Page. If we make the Rider Reset option available and you elect it, a new Rider Holding Period will be established. The new Rider Holding Period will be for the same duration as the initial Rider Holding Period shown on the Rider Data Page or any other optional Rider Holding Period available for you to elect.

To exercise this option, you must submit a Rider Reset request in a form acceptable to us. We will reset the Guaranteed Amount on the Policy Anniversary immediately following the date we receive your Rider Reset request. You may make a Rider Reset request more than one time, subject to the conditions described in this Rider. Each Rider Reset request will reset the Guaranteed Amount only one time. However, we may make an automatic reset option available that will allow you to request more than one annual reset at one time. An automatic Rider Reset request is subject to the same conditions as a one-time Rider Reset request.

We may suspend or discontinue the Rider Reset option at any time. Should this occur, we will promptly notify you in writing. Within thirty (30) days after receipt of our written notification regarding the suspension or discontinuation of the Rider Reset option, you may cancel this Rider without incurring the Termination and Withdrawal Charge.

Effect Of A Rider Reset

On the Policy Anniversary after we receive your Rider Reset request, we may change the following: the Rider Holding Period, the Rider Holding Period End Date, the Termination and Withdrawal Charge, the Rider Charge, and the allocation restrictions. However, a Rider Reset does not change the Termination and Withdrawal Charge End Date.

Additionally, upon the initial and any subsequent Rider Reset, the Rider Effective Date will be known as the Rider Reset Effective Date. The new Rider Holding Period End Date will be measured from the Rider Reset Effective Date, based on the duration of the Rider Holding Period.

A Rider Reset could result in a change to the Rider Charge and/or Termination and Withdrawal Charge. However, these charges will never exceed the maximum charges shown on the Rider Data Page. We will notify you in writing of any changes to these charges, at which time you will have the option to cancel the Rider Reset, as discussed below.

A Rider Reset could also result in a change to the allocation restrictions, as discussed above, on the Rider Data Page, and in Provision 7 of this Rider. These changes may include an adjustment to the minimum and/or maximum allocation percentages available under the Asset Allocation Categories described in this Rider, or discontinuing the availability of the DCA Advantage Account. We will notify you in writing of these changes before the Rider Reset Effective Date and you will have the option to cancel the Rider Reset as discussed below. If you do not cancel the Rider Reset, you must submit a new allocation request with conforming allocation instructions.

Cancelling A Rider Reset

You may cancel your Rider Reset request at any time prior to or within thirty (30) days after the Rider Reset Effective Date. If you cancel your Rider Reset request within this period, we will not change the Guaranteed Amount, the Rider Holding Period, the Rider Holding Period End Date, the Rider Effective Date or the Rider Reset Effective Date (if previously reset), the allocation restrictions, the Rider Charge or the Termination and Withdrawal Charge.

4. Partial Withdrawals

Prior to the Rider Holding Period End Date, we will deduct any Partial Withdrawals you request pro-rata from each Rider Allocation Alternative based on your current allocations. As a result, you may not specify the percentage or dollar amount to be withdrawn from each Rider Allocation Alternative. After the Rider Holding Period End Date or upon termination of this Rider, while the Policy remains in effect, we will permit Partial Withdrawals from your current allocations, subject to the conditions stated in the Policy. Partial Withdrawals that result in Guaranteed Amount Proportional Reductions that exceed the Termination and Withdrawal Charge Free Amount described on the Rider Data Page are subject to a Termination and Withdrawal Charge.

5. Surrender Of Policy

If you surrender the Policy, this Rider will end and the provisions under this Rider will no longer apply. Upon surrender, you will receive the Policy’s current Accumulation Value, less any additional fees and charges that may apply, including a Termination and Withdrawal Charge.

6. Rider Death Benefit

We may make a death benefit available under this Rider. If this Rider terminates upon the death of an Owner, any available death benefit is described on the Rider Data Page.

NC21V-R02	Page 3 of 6

We will not deduct the Termination and Withdrawal Charge if this Rider terminates upon death of an Owner.

7. Allocation/Transfer Restrictions

Premium Payment allocations and transfers are subject to the restrictions stated in this Rider. These restrictions are in effect until the Rider Holding Period End Date or if this Rider terminates while the Policy remains in effect.

(a) Premium Payment Allocations

You must allocate your Premium Payment(s) to the Rider Allocation Alternatives provided on the Rider Data Page.

(b) Transfers Among The Rider Allocation Alternatives

You may only make a transfer among the Rider Allocation Alternatives by submitting a complete set of new allocation instructions that conform to the allocation restrictions.

If the DCA Advantage Account is available and all or a portion of your Premium Payment is allocated to the DCA Advantage Account, automatic transfers from this account will be made to the same Investment Divisions in the same percentages as provided by your conforming Investment Division allocation request. You may also make transfers from the DCA Advantage Account in addition to the automatic transfers, which will also conform to your Investment Division allocations. Requesting such transfers will not interrupt the automatic transfers unless they result in fully depleting the DCA Advantage Account Accumulation Value.

You may not make transfers to the DCA Advantage Account from any Investment Division.

During the Rider Holding Period, if you elect to allocate a Premium Payment or schedule a transfer to an allocation option that is not available under this Rider or your election violates the allocation/transfer restrictions, your allocation will be pended and you will have the opportunity to cancel or modify it. If you decline to cancel or modify your election, you must exercise your right to cancel this Rider as described in Provision 11 of this Rider. Upon cancellation, we may impose the Termination and Withdrawal Charge.

8. Automatic Rebalancing Of Investment Divisions

During the Rider Holding Period, you must participate in Automatic Asset Rebalancing (AAR) which automatically rebalances your current allocations to conform to your most recent allocation instructions. The frequency of the automatic rebalance is shown on the Rider Data Page. After the Rider Holding Period End Date, or if this Rider terminates while the Policy remains in effect, AAR will continue, however, the provisions of this Rider pertaining to AAR will revert to the provisions of the Policy, which include the right to start and stop AAR.

9. Changes By NYLIAC To The Investment Division Options

We may make changes by adding or removing Asset Allocation Categories, re-classifying Investment Divisions from one Asset Allocation Category to another, or discontinuing, adding, removing or substituting Investment Divisions offered with this Rider. These changes can be made at any time and may impact your Investment Division allocations. In those instances, we will promptly notify you. Except for Investment Division substitutions, you must then submit a new allocation request with conforming allocation instructions. If we do not receive a new allocation request within sixty (60) days after the notification date, we will move the excess percentage amount or the full amount, into a money market fund that we currently make available, as necessary, due to the circumstances of the change to the Investment Division(s). At the next automatic rebalance, any amount held in the money market fund will be appropriately reallocated pro-rata in accordance with your current allocation instructions. If there are no other Investment Divisions available, the excess percentage will stay in the money market fund until we receive your new allocation instructions. In the event of an Investment Division substitution, any Accumulation Value allocated to the original Investment Division will automatically transfer to the replacement Investment Division in accordance with the terms of our notice to you.

10. Rider Charge

We deduct a charge for the benefit provided by this Rider. This charge is deducted each Policy quarter until the Rider Holding Period End Date. It is calculated as a percentage of the Guaranteed Amount applicable on each Policy quarter. Although we calculate the amount of the charge based on the Guaranteed Amount, we will not reduce the Guaranteed Amount because of the charge. Instead, we will deduct the Rider Charge each applicable Policy quarter pro-rata from each Rider Allocation Alternative you have selected.

NC21V-R02	Page 4 of 6

The Rider Charge in effect on the Rider Effective Date will not change after we issue this Rider. However, if you elect a Rider Reset, as discussed in Provision 3 of this Rider, such reset may increase the Rider Charge to a rate that will not exceed the Maximum Rider Charge shown on the Rider Data Page.

The Rider Charge in effect for this Rider on the date we receive your Rider Reset request will remain in effect until the last day of the Policy quarter that precedes the Rider Reset Effective Date. Beginning on the first Policy quarter following the Rider Reset Effective Date, if such reset changes the Rider Charge, we will deduct the new Rider Charge each Policy quarter until the Rider Holding Period End Date.

We will not deduct a Rider Charge after the Rider Holding Period End Date or upon Rider termination.

11. Rider Cancellation

You may cancel this Rider as described below. Once cancelled, this Rider cannot be re-elected or reinstated.

(a) During the 30-Day Review Period

Within thirty (30) days after delivery of the Rider, you may cancel this Rider without incurring the Termination and Withdrawal Charge, by providing to us, or to the registered representative through whom you purchased the Rider, a written request for cancellation. Upon receipt of this request in Good Order, we will promptly cancel this Rider and refund any previously deducted Rider Charges.

(b) After the 30-Day Review Period

You have the right to cancel this Rider at any time after the 30-day review period. However, we will deduct a Termination and Withdrawal Charge from the Policy’s Accumulation Value upon cancellation except as described below, and we will not refund any previously deducted Rider Charges. The cancellation will be effective on the date we receive your request in Good Order.

We will not deduct a Termination and Withdrawal Charge if you cancel (a) after the Termination and Withdrawal Charge End Date; or (b) as a result of our suspension or discontinuation of the Rider Reset option, as described in Provision 3 of this Rider.

12. Termination and Withdrawal Charge

When a Termination and Withdrawal Charge Qualifying Event occurs, we will deduct the Termination and Withdrawal Charge pro-rata from each Rider Allocation Alternative based on your current allocations. The percentage used to determine the Termination and Withdrawal Charge will not change once it is set on the Rider Effective Date, but it may change if there is a Rider Reset, as described in Provision 3 of this Rider. Should the Rider Reset result in an increased Termination and Withdrawal Charge, such charge will never exceed the Maximum Termination and Withdrawal Charge shown on the Rider Data Page. Upon a Rider Reset, if such reset changes the Termination and Withdrawal Charge, the new Termination and Withdrawal Charge will be effective on the Rider Reset Effective Date.

13. Rider Termination

This Rider will end on the earliest to occur of the following events:

(a)	The Rider Holding Period End Date, unless this Rider provides a death benefit after this date;

(b)	If you fully surrender the Policy for any reason;

(c)	If you cancel this Rider;

(d)	If we terminate the Policy as described in the Policy’s termination provision;

(e)	Upon the death of an Owner, except as provided in subsection (f)(ii) below; and

(f)	If there is a change of ownership, or an assignment, of the Policy unless:

i)

the new Owner or assignee assumes full ownership of the Policy and is essentially the same person (e.g., an individual ownership changed to a personal revocable trust, a change to a court appointed guardian representing the Owner during the Owner’s lifetime);

NC21V-R02	Page 5 of 6

ii)	the Owner’s Spouse, when designated as the sole primary Beneficiary, continues the Policy after the Owner dies, as described in the Policy;

iii)

the assignment is for the purpose of effectuating an exchange of the Policy under section 1035 of the Internal Revenue Code (i.e., this Rider may continue during the temporary assignment period and not terminate until the Policy is actually surrendered); or

iv)

the new Owner or assignee is a member of the Owner’s immediate family. Immediate family members are limited to the Owner’s Spouse, children, parents, and siblings. A change of ownership or assignment from the original Owner to an immediate family member may only be made one time while this Rider is in effect. A change in ownership to an immediate family member may have adverse tax consequences; please consult with your tax advisor.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

25

NC21V-R02	Page 6 of 6